Deutsche Bank Private Bank Investor Relations Investor Deep Dive 2025 November 17, 2025 Exhibit 99.4

Deutsche Bank Investor Deep Dive 2025 Dark Blue Odyssey Blue Bright Blue Mid Blue Lightest Blue Deep Blue Mid Grey Light Grey White Light Blue Private Bank, Claudio de Sanctis 2 Largest Eurozone global Private Bank Leading operating leverage € 1 trillion Client assets by 2028

Deutsche Bank Investor Deep Dive 2025 Dark Blue Odyssey Blue Bright Blue Mid Blue Lightest Blue Deep Blue Mid Grey Light Grey White Light Blue Private Bank, Claudio de Sanctis by geography Germany International markets ~9.7~32 Group by business Personal Banking Wealth Management3 3 Private Bank at a glance Deep German foundation, strong international reach Leading lending and investment advisory capabilities Asset gatherer and value multiplier for Deutsche Bank Group Net revenues 2025 FC, in € bn #1 In all German client segments with ~19m clients1 ~€ 0.8tn Client assets2 #1 Eurozone global Private Bank Note: for footnotes and glossary on abbreviations refer to slides 19 and 20 respectively

Deutsche Bank Investor Deep Dive 2025 Dark Blue Odyssey Blue Bright Blue Mid Blue Lightest Blue Deep Blue Mid Grey Light Grey White Light Blue Private Bank, Claudio de Sanctis 4 Focused strategy where we can compete to win Rapid scaling with asset gathering Wealth Management Focused growth and AI-led transformation ▪ Global Hausbank for European family entrepreneurs ▪ Go-to bank for investment needs of European affluents ▪ U/HNWI focused global wealth manager ▪ Deutsche Bank: Hausbank for financial advice ▪ Postbank: Digital-first everyday banking Personal Banking

Deutsche Bank Investor Deep Dive 2025 Dark Blue Odyssey Blue Bright Blue Mid Blue Lightest Blue Deep Blue Mid Grey Light Grey White Light Blue Private Bank, Claudio de Sanctis 84 74 2023 2025 FC Deep business transformation driving operating leverage 77 63 2023 2025 FC 96 81 69 2021 2023 2025 FC Private Bank Personal Banking Wealth Management (13)ppts (10)ppts (12)ppts 4.6 ~3.9 3.2 ~2.8 5 Cost/income ratio in % Noninterest expenses in € bn Cost/income ratio1 in % Noninterest expenses in € bn Cost/income ratio1 in %

Deutsche Bank Investor Deep Dive 2025 Dark Blue Odyssey Blue Bright Blue Mid Blue Lightest Blue Deep Blue Mid Grey Light Grey White Light Blue Private Bank, Claudio de Sanctis 6 Strong asset gathering and profitability turnaround (2) 10 2021 2025 FC 14 20 24 2023 2024 2025 FC 148 159 176 2023 2024 2025 FC 9% CAGR Private Bank Personal Banking Wealth Management Return on tangible equity in % Assets under Management in € bn Net new assets in € bn 4% avg. annual NNA/AuM

Deutsche Bank Investor Deep Dive 2025 Dark Blue Odyssey Blue Bright Blue Mid Blue Lightest Blue Deep Blue Mid Grey Light Grey White Light Blue Private Bank, Claudio de Sanctis 7 Focused growth by client acquisition and deeper engagement ~€ 50bn New deposits2 >70% New business via digital and remote channels3 Product revenue CAGR 2025-2028 Performance indicators 2025-2028 Personal Banking Acquire clients with deposits and new account models with tiered pricing Deepen relationships via AI-driven client insights and digital-first service Engage clients long term with discretionary and pension investment solutions Scale multi-channel advisory by upgrading remote and digital services Investments Lending Banking products1 (incl. deposits) Focused growth

Deutsche Bank Investor Deep Dive 2025 Dark Blue Odyssey Blue Bright Blue Mid Blue Lightest Blue Deep Blue Mid Grey Light Grey White Light Blue Private Bank, Claudio de Sanctis 8 Accelerate front-to-back cost transformation 2025 FC Existing New Invest- ments and inflation 2028 6074 Benefits from existing programs ▪ Sales network optimization and digitalization ▪ Head office restructuring ▪ Platform consolidation Benefits from new programs ▪ Automation in call centers & operations ▪ New operating model and AI-led front- to-back process redesign1 Investments in digital marketing, branch modernization and remote advisory capabilities Programs 100+ Announced branch reductions by end of 20262 ~35% Cost benefits underway from existing programs 2x Digital marketing investments Cost/income ratio in % Noninterest expenses in € bn Performance indicators 2025-2028 Personal Banking Scalable operating model

Deutsche Bank Investor Deep Dive 2025 Dark Blue Odyssey Blue Bright Blue Mid Blue Lightest Blue Deep Blue Mid Grey Light Grey White Light Blue Private Bank, Claudio de Sanctis 9 Launch a new AI-enabled operating model Simplify product, process and IT landscape Deploy (agentic) AI to support customer demand and drive front-to-back streamlining in business, IT & infrastructure Roll out modern, scalable and robust core banking platforms € 300m Run-rate savings by 20282 ~€ 600m Technology spend cumulative to 20281 30% Reduction in KYC manual handling time enabled by AI 60% Decrease in mortgage handling time with AI instant decisions 15 to 2 Modern core banking platforms >80% Inbound inquiries assisted via personalized, conversational AI Performance indicators 2025-2028 and beyond Personal Banking Scalable operating model

Deutsche Bank Investor Deep Dive 2025 Dark Blue Odyssey Blue Bright Blue Mid Blue Lightest Blue Deep Blue Mid Grey Light Grey White Light Blue Private Bank, Claudio de Sanctis 10 Optimize and re-deploy capital 2025 FC Net release in PeB Net growth in WM 2028 Launch new securitizations in retail lending enabled by a true sale platform Exit or optimize non-SVA-accretive portfolios Drive capital-light growth led by investment and deposit solutions Re-allocate capital to self fund growth in Wealth Management Allocated tangible shareholders’ equity in € bn Performance indicators 2025-2028 ~15% Reduction of allocated tangible shareholders’ equity in Personal Banking >250bps Revenue/RWA1 ratio uplift Private Bank Strict capital discipline

Deutsche Bank Investor Deep Dive 2025 Dark Blue Odyssey Blue Bright Blue Mid Blue Lightest Blue Deep Blue Mid Grey Light Grey White Light Blue Private Bank, Claudio de Sanctis 11 Rapidly scale franchise with asset gathering 2025 FC Market effect1 Client share Client acquisition 2028 2x DPM Assets under Management ~6% Average NNA/AuM p.a. 250+ Coverage hires Acquire U/HNW clients with top-talent hiring, focusing on Germany, Italy, UK, Middle East and Asia Launch digital investment proposition to grow European affluent client base Further activate clients with deeper advisory engagement and Bank for Entrepreneurs solutions Explore targeted inorganic opportunities in Europe 8% CAGR Client assets in € bn Performance indicators 2025-2028 of wallet Wealth Management Focused growth

Deutsche Bank Investor Deep Dive 2025 Dark Blue Odyssey Blue Bright Blue Mid Blue Lightest Blue Deep Blue Mid Grey Light Grey White Light Blue Private Bank, Claudio de Sanctis 12 Invest in our offering to support growth Focus on discretionary solutions, widen SAA to broader client base with digital customization Strengthen One-Bank offering for Family Offices leveraging IB/PB capabilities Expand DPM offering with private markets allocation developed with best- in-class partners Grow lombard lending to unlock investments Leading Eurozone fixed income and FX partner for Family Offices >2x Shareholder value add ~€ 300m Strategic investments Investments Lending Banking products1 Product revenue CAGR 2025-2028 Performance indicators 2025-2028 Wealth Management Focused growth

Deutsche Bank Investor Deep Dive 2025 Dark Blue Odyssey Blue Bright Blue Mid Blue Lightest Blue Deep Blue Mid Grey Light Grey White Light Blue Private Bank, Claudio de Sanctis Next generation banking with AI voice-enabled agent 13 Conversational banking for advisory 20282026 2027 Acting as an advisor and promoting products tailored to customer needs Mobile App AI assistance Voice-enabled context-aware banking Answering questions around usage and functionalities of the online/mobile app Provide answers on static information, e.g., account statements, available products AI-enabled customer feedback AI-assisted daily banking execution Collecting customer feedback and evaluating behavior to derive client satisfaction Executing daily banking transactions based on client instructions Private Bank Scalable operating model

Deutsche Bank Investor Deep Dive 2025 Dark Blue Odyssey Blue Bright Blue Mid Blue Lightest Blue Deep Blue Mid Grey Light Grey White Light Blue Private Bank, Claudio de Sanctis 14 Bringing the Global Hausbank offering to Private Bank clients ▪ Bank for Entrepreneurs collaboration ▪ Joint client acquisition and development ▪ Access to cash management & trade/export finance Corporate Bank Investment Bank ▪ Tailored fixed income and FX solutions ▪ Corporate finance advisory for entrepreneurs ▪ Exclusive participation in FIC deals Asset Management ▪ Launch of digital investment solutions ▪ Joint development of pension investment products ▪ Speciality and bespoke offerings (incl. Alternatives)

Deutsche Bank Investor Deep Dive 2025 Dark Blue Odyssey Blue Bright Blue Mid Blue Lightest Blue Deep Blue Mid Grey Light Grey White Light Blue Private Bank, Claudio de Sanctis 15 Our path forward 2028 ambitions ▪ Transform and grow Personal Banking 5-6% Revenue CAGR ▪ Scale up efficient Wealth Management franchise 60% Cost/income ratio ▪ Deliver scalable AI-enabled operating model >18% RoTE ▪ Strengthen Private Bank as profitable value multiplier € 1tn Client assets

Deutsche Bank Investor Deep Dive 2025 Dark Blue Odyssey Blue Bright Blue Mid Blue Lightest Blue Deep Blue Mid Grey Light Grey White Light Blue Private Bank, Claudio de Sanctis 16

Deutsche Bank Investor Deep Dive 2025 Dark Blue Odyssey Blue Bright Blue Mid Blue Lightest Blue Deep Blue Mid Grey Light Grey White Light Blue Private Bank, Claudio de Sanctis 17 Appendix

Deutsche Bank Investor Deep Dive 2025 Dark Blue Odyssey Blue Bright Blue Mid Blue Lightest Blue Deep Blue Mid Grey Light Grey White Light Blue Private Bank, Claudio de Sanctis 18 Private Bank’s development across key financials Income statement, in € bn 2021 2022 2023 2024 9M 2025 Total net revenues 8.2 9.2 9.6 9.4 7.2 Provision for credit losses (0.4) (0.6) (0.8) (0.9) (0.4) Noninterest expenses (7.9) (6.9) (7.8) (7.3) (5.0) Profit (loss) before tax (0.1) 1.7 1.0 1.2 1.8 Resources Branches1 1,709 1,536 1,432 1,307 1,196 Employees (front-office & business- aligned operations, full-time equivalent) 28,032 26,871 26,263 24,895 23,911 Volumes and balance sheet, in € bn Assets under Management 554 543 579 634 675 Deposits 313 317 308 320 325 Loans (gross of allowance for loan losses) 254 265 261 257 248 Performance measures and ratios, in % Net interest margin 1.8 2.0 2.3 2.2 2.4 Cost/income ratio 96.2 75.0 81.0 78.1 69.6 Post-tax return on average tangible shareholders' equity (1.7) 9.2 4.8 5.1 10.5

Deutsche Bank Investor Deep Dive 2025 Dark Blue Odyssey Blue Bright Blue Mid Blue Lightest Blue Deep Blue Mid Grey Light Grey White Light Blue Private Bank, Claudio de Sanctis 19 Footnotes Slide 9 – Launch a new AI-enabled operating model 1. Cumulative change-the-bank cash spend between 2026-2028; primarily related to Personal Banking 2. Primarily related to Personal Banking Slide 10 – Optimize and re-deploy capital 1. RWA excluding operational risk RWA Slide 11 – Rapidly scale franchise with asset gathering 1. Market effect based on Deutsche Bank macroeconomic outlook Slide 12 – Invest in our offering to support growth 1. Also includes Accounts, Cards and Mortgages Slide 18 – Private Bank’s development across key financials 1. Includes all branches, including those outside of Private Bank Note: Throughout this presentation, figures are rounded and totals may not sum due to rounding differences and percentages may not precisely reflect the absolute figures; forward financials are based on 2025 Forecast and 2026 to 2028 Plan based on September 2025 FX rates, if not stated otherwise; performance indicators 2025-2028 refer to FY 2026, FY 2027 and FY 2028 if not stated otherwise Slide 2 – Introduction Note: Client assets include Assets under Management and Assets under Custody but exclude Personal Banking sight deposits Slide 3 – Private Bank at a glance 1. Wealth Management: McKinsey, market share as % of total onshore market AuM; Personal Banking: Largest Private Bank based on number of clients in Germany excl. saving banks and cooperative banks; ~18m clients in Personal Banking Germany out of total ~19m clients in Germany 2. FY 2025 Forecast, of which € 0.7tn AuM (Personal Banking € 0.2tn AuM, Wealth Management € 0.5tn AuM) 3. Wealth Management & Private Banking segment has been renamed to Wealth Management Slide 5 – Deep business transformation driving operating leverage 1. Private Bank cost base fully allocated to Personal Banking and Wealth Management Slide 7 – Focused growth by client acquisition and deeper engagement 1. Also includes Accounts, Cards and other products, but excludes Retail Lending 2. Gross inflows from deposit campaigns 3. In Personal Banking Germany Slide 8 – Accelerate front-to-back cost transformation 1. See slide 9 for details 2. As announced in 2025

Deutsche Bank Investor Deep Dive 2025 Dark Blue Odyssey Blue Bright Blue Mid Blue Lightest Blue Deep Blue Mid Grey Light Grey White Light Blue Private Bank, Claudio de Sanctis 20 Glossary AI Artificial Intelligence AuM Assets under Management Avg. Average Bps Basis points CAGR Compound annual growth rate DB Deutsche Bank DPM Discretionary portfolio mandates EMEA Europe, Middle East and Africa FC Forecast FIC Fixed Income & Currencies FX Foreign Exchange FY Full year IB Investment Bank KYC Know your client NNA Net new assets p.a. Per annum PB Private Bank PeB Personal Banking Ppts Percentage points RoTE Post-tax return on average tangible shareholders’ equity RWA Risk-weighted assets SAA Strategic Asset Allocation SVA Shareholder value add Tech Technology U/HNW(I) Ultra-High-Net-Worth-Individual WM Wealth Management

Deutsche Bank Investor Deep Dive 2025 Dark Blue Odyssey Blue Bright Blue Mid Blue Lightest Blue Deep Blue Mid Grey Light Grey White Light Blue Private Bank, Claudio de Sanctis 21 Speaker biography – Claudio de Sanctis Claudio de Sanctis was appointed as a member of the Management Board of Deutsche Bank on July 1, 2023, as Head of Private Bank. De Sanctis was responsible for the International Private Bank since its creation in June 2020, and at the same time he was also CEO of Europe, Middle East & Africa (EMEA). Since then, he has also been a Member of Deutsche Bank’s Group Management Committee. He had previously been Global Head of Deutsche Bank Wealth Management since November 2019 after joining the bank in December 2018 as Head of Deutsche Bank Wealth Management Europe. In addition, he was also the Chief Executive Officer of Deutsche Bank (Switzerland) Ltd from February to December 2019. Before joining Deutsche Bank, he was Head of Private Banking, Europe, at Credit Suisse, where he started in 2013 as Market Area Head Southeast Asia for Private Banking. Before then, he spent seven years at UBS Wealth Management Europe, most recently as Market Head Iberia and Nordics. Earlier in his career, he was at Barclays as Head of Key Clients Unit Europe in Private Banking focusing on UHNW clients. He also worked at Merrill Lynch Private Wealth Management EMEA. De Sanctis holds a Bachelor’s degree in Philosophy from the University of La Sapienza in Rome.

Deutsche Bank Investor Deep Dive 2025 Dark Blue Odyssey Blue Bright Blue Mid Blue Lightest Blue Deep Blue Mid Grey Light Grey White Light Blue Private Bank, Claudio de Sanctis 22 Cautionary statements Forward-Looking Statements This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our most recent SEC Form 20-F. Copies of this document are readily available upon request or can be downloaded from investor-relations.db.com Non-IFRS Financial Measures This document contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS, to the extent such reconciliation not provided herein, please refer to the Financial Data Supplement which is available at investor-relations.db.com. When used with respect to future periods, non-GAAP financial measures used by Deutsche Bank are also forward-looking statements. Deutsche Bank cannot predict or quantify the levels of the most directly comparable financial measures under IFRS that would correspond to these measures for future periods. This is because neither the magnitude of such IFRS financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS financial measure. For the comparative figures and ratios provided in this presentation, as well as their respective reconciliations, please refer to the published reports for the relevant reporting periods ESG Classification Sustainable financing and ESG investment activities are defined in the “Sustainable Finance Framework” and “Deutsche Bank ESG Investments Framework” which are available at investor-relations.db.com. Given the cumulative definition of the sustainable financing and ESG investment target, in cases where validation against the Frameworks cannot be completed before the end of the reporting quarter, volumes are disclosed upon completion of the validation in subsequent quarters. For details on ESG product classification of DWS, please refer to the section “Sustainability in Our Product Suite and Investment Approach – Our Product Suite” in DWS Annual Report 2024